January 22, 2020

Gary Muenster
Chief Financial Officer
ESCO TECHNOLOGIES INC
9900A Clayton Road
St. Louis, MO 63124-1186

       Re: ESCO TECHNOLOGIES INC
           Form 10-K for the fiscal year ended September 30, 2019
           Filed November 29, 2019
           File No. 1-10596

Dear Mr. Muenster:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:    Michelle Marren, Controller